04027497

APR 30 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for April 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-109248
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAY 03 2004
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on APRIL 30, 2004.

CWMBS, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY DEUTSCHE BANK SECURITIES INC.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2004-5
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-5

CWHL_04-05 - A4

Deutsche Bank Securities CMO Trading 212-250-2669

Balance	$29,000,000.00	Delay	24	WAC	6.000000000	WAM	360
Coupon	5.5000	Dated	04/01/2004	NET	5.5	WALA	0
Settle	04/29/2004	First Payment	05/25/2004				

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-22	5.558	5.557	5.557	5.557	5.556	5.556	5.556	5.556	5.552
99-26	5.545	5.544	5.543	5.542	5.541	5.540	5.539	5.537	5.526
99-30	5.532	5.530	5.528	5.526	5.525	5.523	5.522	5.519	5.500
100-02	5.520	5.517	5.514	5.511	5.509	5.507	5.505	5.501	5.474
100-06	5.507	5.503	5.499	5.496	5.493	5.490	5.488	5.483	5.449
100-10	5.495	5.489	5.485	5.481	5.477	5.474	5.471	5.465	5.423
100-14	5.482	5.476	5.471	5.466	5.461	5.458	5.454	5.447	5.397
100-18	5.469	5.462	5.456	5.451	5.446	5.441	5.437	5.429	5.372
100-22	**5.457**	**5.449**	**5.442**	**5.436**	**5.430**	**5.425**	**5.420**	**5.411**	**5.346**
100-26	5.444	5.435	5.428	5.421	5.414	5.409	5.403	5.393	5.320
100-30	5.432	5.422	5.413	5.406	5.399	5.392	5.387	5.375	5.295
101-02	5.419	5.409	5.399	5.391	5.383	5.376	5.370	5.357	5.269
101-06	5.407	5.395	5.385	5.376	5.367	5.360	5.353	5.340	5.244
101-10	5.394	5.382	5.371	5.361	5.352	5.344	5.336	5.322	5.218
101-14	5.382	5.369	5.357	5.346	5.336	5.327	5.320	5.304	5.193
101-18	5.369	5.355	5.342	5.331	5.321	5.311	5.303	5.286	5.167
101-22	5.357	5.342	5.328	5.316	5.305	5.295	5.286	5.268	5.142
Spread @ Center Price	**140**	**139**	**138**	**138**	**137**	**137**	**136**	**135**	**129**
WAL	**15.71**	**14.04**	**12.78**	**11.82**	**11.06**	**10.45**	**9.96**	**9.12**	**5.78**
Mod Durn	**9.85**	**9.18**	**8.65**	**8.22**	**7.87**	**7.58**	**7.33**	**6.89**	**4.82**
Principal Window	**May09 - Apr34**	**May09 - Apr34**	**May09 - Apr34**	**May09 - Apr34**	**May09 - Apr34**	**May09 - Apr34**	**May09 - Apr34**	**May09 - Apr34**	**Dec08 - Apr34**

Yield Curve	Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.9272	1.0012	1.7414	2.1439	3.0605	4.0594	4.9116

CWHL_APR_DEAL – A4

Deutsche Bank Securities   CMO Trading 212-250-2669

Balance	$29,000,000.00	Delay	24	WAC	6.000000000	WAM	360
Coupon	5.5000	Dated	04/01/2004	NET	5.5	WALA	0
Settle	04/29/2004	First Payment	05/25/2004				

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA

Deutsche Bank Securities

CWHL 04-5

30 Year Jumbo Fixed Rate Product

Collateral Description

Product	Jumbo 30 year Fixed	
Amount	$290,000,000	+/- 5%
Settle	April 30, 2004	
Gross WAC	6.000%	+/- 20 bps
Servicing Fee	25 bps	(est.)
WAM	360	+/-
Weighted Average LTV	73.0%	+/-
Average Loan Balance	$495,000	+/-
SF/PUD	94%	+/-
Primary Residence	94%	+/-
Average FICO	735	+/-
State Concentration	50% California	(max)
Delivery Variance	Plus/Minus 5%	
Expected Rating Agencies	2 of 3	